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Exhibit 12.1

LIONS GATE ENTERTAINMENT CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Nine Months Ended December 31,		Year Ended March 31,
	2011	2010	2011	2010	2009	2008	2007
Fixed charges:
Interest expense	$51,139	$41,735	$55,180	$47,162	$34,275	$29,899	$29,839
Capitalized interest	7,746	6,481	5,248	4,991	10,319	6,951	4,782
Estimation of the interest within rental expense	2,318	2,874	3,520	4,204	5,635	5,848	5,713

Total fixed charges:	$61,203	$51,090	$63,948	$56,357	$50,229	$42,698	$40,334

Earnings:
Add:
Income (loss) before equity interests and income taxes	$(19,520)	$(50,133)	$(5,413)	$9,941	$(166,686)	$(75,845)	$25,757
Fixed charges (calculated above)	61,203	51,090	63,948	56,357	50,229	42,698	40,334
Amortization of capitalized interest	4,380	6,290	8,408	6,342	5,921	4,778	1,164
Distributed income of equity investees, net of equity pick-up	—	—	10,200	—	—	—	—
Deduct:
Capitalized interest	(7,746)	(6,481)	(5,248)	(4,991)	(10,319)	(6,951)	(4,782)

Total earnings	$38,317	$766	$71,895	$67,649	$(120,855)	$(35,320)	$62,473

Ratio of Earnings to Fixed Charges(1)	(1)	(1)	1.1x	1.2x	(1)	(1)	1.5x

(1)
"Earnings" include pretax income from continuing operations before non-controlling interests or equity interests plus (a) fixed charges and amortization of capitalized interest minus (b) interest capitalized. "Fixed charges" consist of interest expensed, interest capitalized and an estimate of interest within rental expense.

We had pretax losses for the years ended March 31, 2009, and 2008 and for the nine months ended December 31, 2011 and 2010, and as a result, the ratio of earnings to fixed charges was less than one to one. Earnings were insufficient to cover fixed charges by $171.1 million, and $78.0 million for the years ended March 31, 2009, and 2008, respectively, and by $22.9 million and $50.3 million for the nine months ended December 31, 2011 and 2010, respectively.

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  Exhibit 12.1
LIONS GATE ENTERTAINMENT CORP. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands, except ratios)